SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. __)

RenovoRx Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


75989R107
(CUSIP Number)


March 16, 2022
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |X| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |_|Rule 13d-1(d)







CUSIP NO. 75989R107

    1	Name Of Reporting Persons
 	Bank of the West, Trustee of the Mars16 Nevada
Non-Grantor Trust Dtd 01/19/2016

    2	Check The Appropriate Box If A Member Of A
    Group (See Instructions)	(a)  |_|
 	 	(b)  |_|

    3	SEC Use Only

    4	Citizenship Or Place Of Organization
 	California
 	  5	Sole Voting Power
Number of	 	975,000
Shares	  6	Shared Voting Power
 	 	0
Beneficially
Owned By	  7	Sole Dispositive Power
 	 	0
Each
Reporting	  8	Shared Dispositive Power
Person With	 	0
    9	Aggregate Amount Beneficially Owned By Each Reporting Person
 	975,000 [1]
   10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
 	X  (See Item 4(c))
   11	Percent Of Class Represented By Amount In Row 9
 	10.79% [2]
   12	Type Of Reporting Person (See Instructions)
 	BK

[1]975,000 shares of common stock are held of record by Bank of the West, Trustee of the Mars16 Nevada Non-Grantor Trust Under Agreement Dated January 19, 2016. As trustee, Bank of the West maintains the sole voting power, while Kamran Najmabadi, who serves as the Investment Advisor of said trust, maintains sole dispositive power over the RenovoRx, Inc stock held in the Mars16 Nevada Non-Grantor Trust.

[2]Based on 9,029,305 shares of the Issuer's common stock outstanding as of March 25, 2022, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 30, 2022.


Item 1	(a).	Name of Issuer:  RenovoRx Inc.

Item 1	(b).	Address of Issuer's Principal Executive Offices:

                                     RenovoRX Inc.
                                     4546 El Camino Real Suite B1
                                     Los Altos, CA  92606
                                     650.284.4433


Item 2	(a).	Name of Person Filing:  Bank of the West

Item 2	(b).	Address of Principal Business Office:
180 Montgomery St. San Francisco, CA 94104

Item 2	(c).	Citizenship:  United States

Item 2	(d).	Title of Class of Securities:  Common

Item 2	(e).	CUSIP Number:  75989R107


Item 3.	If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b) or (c), check whether the person filing is a:

 	(a)	|_|	Broker or dealer registered under Section 15 of the Act.

 	(b)	|X|	Bank as defined in Section 3(a)(6) of the Act.

 	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.

 	(d)	|_|	Investment company registered under Section 8 of the
Investment Company Act.

 	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

 	(f)	|_|	An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);

 	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

 	(h)	|_|	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act;

 	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

 	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.


 	(a)	Amount beneficially owned:  975,000

 	(b)	Percent of Class:  10.79%

 	(c)	Number of shares as to which such person has:

 	(i)	Sole power to vote or to direct the vote:  975,000






 	(ii)	Shared power to vote or to direct the vote:  0

 	(iii)	Sole power to dispose or to direct the disposition of:  0

 	(iv)	Shared power to dispose or to direct the disposition of:  0



Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company:  Not Applicable

Item 8.	Identification and Classification of Members of the
Group: Not Applicable

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 14, 2022

Bank of the West, Trustee of the Mars16 Nevada Non-Grantor Trust Dtd 01/19/2016
By: /s/ Wade Balliet
EVP and Head of Global Investments & Fiduciary Solutions
Signature